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                          U.S. SECURITIES AND EXCHANGE
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

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1. Name and Address of Reporting Person

   Angostura Limited
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   (Last)                            (First)                            (Middle)

                    Corner Eastern Main Road & Trinity Avenue
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                                    (Street)

 Laventille,                    Trinidad & Tobago
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   (City)                            (State)                          (Zip Code)

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2. Issuer Name and Ticker or Trading Symbol

   Todhunter International, Inc.
   (AMEX: THT)
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3. IRS Identification Number of Reporting Person, if an entity (voluntary)


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4. Statement for Month/Day/Year

   November 26, 2002
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer (Check all applicable)

   |_| Director                     |X| 10% Owner
   |_| Officer (give title below)   |_| Other (specify below)

   ______________________________
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7. Individual or Joint/Group Filing (Check Applicable Line)

   |X| Form filed by One Reporting Person
   |_| Form filed by More than One Reporting Person
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                                                                          (Over)

================================================================================
          Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                             6.
                                                            4.                             5.                Owner-
                                                            Securities Acquired (A) or     Amount of         ship
                                             3.             Disposed of (D)                Securities        Form:       7.
                             2.              Transaction    (Instr. 3, 4 and 5)            Beneficially      Direct      Nature of
                             Transaction     Code           --------------------------     Owned at End      (D) or      Indirect
1.                           Date            (Instr. 8)                 (A)                of Month          Indirect    Beneficial
Title of Security            (Month/Day/     -----------                or                 (Instr. 3         (I)         Ownership
(Instr. 3)                   Year)           Code    V      Amount      (D)      Price     and 4)            (Instr. 4)  (Instr. 4)
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
Common Stock,
par value $.01 per share     11/26/02        P              595,985     A        $12.081   3,580,298(1)       D
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====================================================================================================================================

================================================================================
 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

                                                                                                                  10.
                                                                                                       9.         Owner-
                                                                                7.                     Number     ship
                   2.                          5.                               Title and              of         form of
                   Conver-                     Number of                        Amount of              Deriv-     Deriv-   11.
                   sion                        Derivative                       Underlying             ative      ative    Nature
                   or                          Securities   6.                  Securities   8.        Secur-     Secur-   of
                   Exer-              4.       Acquired     Date                (Instr. 3    Price     ities      ity:     In-
                   cise     3.        Trans-   (A) or       Exercisable and     and 4)       of        Bene-      Direct   direct
                   Price    Trans-    action   Disposed     Expiration Date   -------------  Deriv-    ficially   (D) or   Bene-
1.                 of       action    Code     of (D)       (Month/Day/Year)         Amount  ative     Owned      In-      ficial
Title of           Deriv-   Date      (Instr.  (Instr. 3,   ----------------         or      Secur-    at End     direct   Owner-
Derivative         ative    (Month/   8)       4 and 5)     Date     Expira-         Number  ity       of Month   (I)      ship
Security           Secur-   Day/      ------   ----------   Exer-    tion            of      (Instr.   (Instr.    (Instr.  (Instr.
(Instr. 3)         ity      Year)     Code V   (A)    (D)   cisable  Date     Title  Shares  5.)       4)         5)       5)
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
N/A
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

Explanation of Responses:

(1) Pursuant to a Stock Purchase Agreement by and between the Reporting Person and A. Kenneth Pincourt, Jr., dated as of November 26, 2002, the Reporting Person will purchase 595,985 shares of common stock of Todhunter International, Inc (the "Shares") from Mr. Pincourt on January 31, 2003 (the "Closing Date"), for the aggregate price of $7,200,000. The Reporting Person and Mr. Pincourt (pursuant to a Form 4 filed on even date herewith) both claim beneficial ownership of the Shares solely for purposes of Section 16 until the Closing Date.

ANGOSTURA LIMITED


/s/ Godfrey D. Bain                                           11/27/02
---------------------------------------              ------------------------
** Signature of Reporting Person                                Date
By: Godfrey D. Bain
Title: Executive Director of Finance

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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